Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation or Organization	Percent Ownership
Air Race Limited 123Wish, Inc.	United Kingdom Florida	100% 51%
One Horizon Hong Kong Ltd	Hong Kong	100%
Horizon Network Technology Co. Ltd	China	100%
Love Media House, Inc.	Florida	100%